GRUPO
HERDEZ

08203818

08002553

May 06, 2008.

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

SEC
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Section

MAY 12 2008

Washington, DC
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SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to december 31, 2007 and 2006, and march31, 2008 and 2007. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER (55) 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
MAY 20 2008
THOMSON REUTERS

Regards.

P.A

ERNESTO RAMOS ORTIZ.

5/15

SEC
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MAY 12 2008

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BOLSA MEXICANA DE VALORES, S.A. DE C.V.
06 MAY 2008 001066
SUBDIRECCIÓN DE ADMINISTRACION DE VALORES Y EMISORAS

Mayo 5 de 2008.

GRUPO HERDEZ.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La *información financiera a que se hace referencia* corresponde a las cifras del 1er. trimestre del 2008 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Área Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**4,738,831**	**100**	**4,704,508**	**100**
s02	**CURRENT ASSETS**	**2,195,396**	**46**	**2,247,139**	**48**
s03	CASH AND SHORT-TERM INVESTMENTS	132,263	3	76,796	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	529,553	11	822,544	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	544,626	11	262,481	6
s06	INVENTORIES	902,700	19	992,672	21
s07	OTHER CURRENT ASSETS	86,254	2	92,646	2
s08	**LONG-TERM**	**80,207**	**2**	**100,423**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	80,207	2	100,423	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,482,509**	**31**	**1,994,946**	**42**
s13	LAND AND BUILDINGS	984,260	21	1,004,434	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,352,545	29	1,754,574	37
s15	OTHER EQUIPMENT	664,833	14	450,394	10
s16	ACCUMULATED DEPRECIATION	1,609,881	34	1,295,526	28
s17	CONSTRUCTION IN PROGRESS	90,752	2	81,070	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**974,427**	**21**	**355,708**	**8**
s19	**OTHER ASSETS**	**6,292**	**0**	**6,292**	**0**
s20	**TOTAL LIABILITIES**	**1,782,841**	**100**	**2,023,516**	**100**
s21	**CURRENT LIABILITIES**	**862,771**	**48**	**1,080,682**	**53**
s22	SUPPLIERS	525,425	29	515,091	25
s23	BANK LOANS	155,075	9	331,644	16
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	83,276	5	156,307	8
s26	OTHER CURRENT LIABILITIES WITHOUT COST	98,995	6	77,640	4
s27	**LONG-TERM LIABILITIES**	**797,361**	**45**	**734,866**	**36**
s28	BANK LOANS	797,361	45	734,866	36
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**122,709**	**7**	**207,968**	**10**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,955,990**	**100**	**2,680,992**	**100**
s34	**MINORITY INTEREST**	**669,292**	**23**	**714,427**	**27**
s35	**MAJORITY INTEREST**	**2,286,698**	**77**	**1,966,565**	**73**
s36	**CONTRIBUTED CAPITAL**	**1,182,857**	**40**	**1,182,378**	**44**
s79	CAPITAL STOCK	961,898	33	961,467	36
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	7	220,911	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**1,103,841**	**37**	**784,187**	**29**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	1,111,882	38	784,187	29
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-8,041	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**132,263**	**100**	**76,796**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	132,263	100	76,796	100
s07	**OTHER CURRENT ASSETS**	**86,254**	**100**	**92,646**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	86,254	100	92,646	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**974,427**	**100**	**355,708**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	379,140	39	94,875	27
s51	OTHER	595,287	61	260,833	73
s19	**OTHER ASSETS**	**6,292**	**100**	**6,292**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,292	100	6,292	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**862,771**	**100**	**1,080,682**	**100**
s52	FOREIGN CURRENCY LIABILITIES	63,924	7	91,539	8
s53	MEXICAN PESOS LIABILITIES	798,847	93	989,143	92
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**98,995**	**100**	**77,640**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,476	3	10,485	14
s68	PROVISIONS	51,511	52	59,798	77
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	45,008	45	7,357	9
s27	**LONG-TERM LIABILITIES**	**797,361**	**100**	**734,866**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	75,667	10
s60	MEXICAN PESOS LIABILITIES	797,361	100	659,199	90
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**122,709**	**100**	**207,968**	**100**
s66	DEFERRED TAXES	108,906	89	181,838	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	13,803	11	26,130	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,898**	**100**	**961,467**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,632	45	428,415	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,052	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**1,111,882**	**100**	**784,187**	**100**
s93	LEGAL RESERVE	130,507	12	113,383	14
s43	RESERVE FOR REPURCHASE OF SHARES	229,489	21	226,068	29
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	470,589	42	354,150	45
s45	NET INCOME FOR THE YEAR	281,297	25	90,586	12
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-8,041**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-8,041	100	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

o

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,332,625	1,166,457
s73	PENSIONS AND SENIORITY PREMIUMS	62,817	57,772
s74	EXECUTIVES (*)	10	16
s75	EMPLOYEES (*)	1,738	2,616
s76	WORKERS (*)	1,689	2,857
s77	OUTSTANDING SHARES (*)	428,359,763	428,142,763
s78	REPURCHASED SHARES (*)	3,640,237	3,857,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	**NET SALES**	**1,548,595**	**100**	**1,429,097**	**100**
r02	COST OF SALES	999,457	65	875,652	61
r03	**GROSS PROFIT**	**549,138**	**35**	**553,445**	**39**
r04	GENERAL EXPENSES	354,562	23	326,833	23
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**194,576**	**13**	**226,612**	**16**
r08	OTHER INCOME AND (EXPENSE), NET	195,561	13	-593	0
r06	COMPREHENSIVE FINANCING RESULT	-25,679	-2	-23,228	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,189	0	-2,570	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**370,647**	**24**	**200,221**	**14**
r10	INCOME TAXES	43,505	3	58,385	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**327,142**	**21**	**141,836**	**10**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**327,142**	**21**	**141,836**	**10**
r19	NET INCOME OF MINORITY INTEREST	45,845	3	51,250	4
r20	**NET INCOME OF MAJORITY INTEREST**	**281,297**	**18**	**90,586**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,548,595**	**100**	**1,429,097**	**100**
r21	DOMESTIC	1,375,195	89	1,316,305	92
r22	FOREIGN	173,400	11	112,792	8
r23	TRANSLATED INTO DOLLARS (***)	16,045	1	9,947	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**195,561**	**100**	**-593**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	205,176	105	-593	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	9,615	5	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-25,679**	**100**	**-23,228**	**100**
r24	INTEREST EXPENSE	35,190	-137	28,327	-122
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	6,841	-27	1,966	-8
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	2,670	-10	-624	3
r28	RESULT FROM MONETARY POSITION	0	0	3,757	-16
r10	**INCOME TAXES**	**43,505**	**100**	**58,385**	**100**
r32	INCOME TAX	44,689	103	68,398	117
r33	DEFERRED INCOME TAX	-1,184	-3	-10,013	-17

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1,739,320	1,615,960
r37	TAX RESULT FOR THE YEAR	159,604	244,277
r38	NET SALES (**)	6,688,752	6,305,110
r39	OPERATING INCOME (**)	853,050	924,933
r40	NET INCOME OF MAJORITY INTEREST (**)	495,836	346,340
r41	NET CONSOLIDATED INCOME (**)	702,210	562,307
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	26,743	33,878

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**1,548,595**	**100**	**1,429,097**	**100**
rt02	COST OF SALES	999,457	65	875,652	61
rt03	**GROSS PROFIT**	**549,138**	**35**	**553,445**	**39**
rt04	GENERAL EXPENSES	354,562	23	326,833	23
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**194,576**	**13**	**226,612**	**16**
rt08	OTHER INCOME AND (EXPENSE), NET	195,561	13	-593	0
rt06	COMPREHENSIVE FINANCING RESULT	-25,679	-2	-23,228	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,189	0	-2,570	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**370,647**	**24**	**200,221**	**14**
rt10	INCOME TAXES	43,505	3	58,385	4
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**327,142**	**21**	**141,836**	**10**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**327,142**	**21**	**141,836**	**10**
rt19	NET INCOME OF MINORITY INTEREST	45,845	3	51,250	4
rt20	**NET INCOME OF MAJORITY INTEREST**	**281,297**	**18**	**90,586**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**1,548,595**	**100**	**1,429,097**	**100**
rt21	DOMESTIC	1,375,195	89	1,316,305	92
rt22	FOREIGN	173,400	11	112,792	8
rt23	TRANSLATED INTO DOLLARS (***)	16,045	1	9,947	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**195,561**	**100**	**-593**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	205,176	105	-593	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	9,615	5	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-25,679**	**100**	**-23,228**	**100**
rt24	INTEREST EXPENSE	35,190	-137	28,327	-122
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	6,841	-27	1,966	-8
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	2,670	-10	-624	3
rt28	RESULT FROM MONETARY POSITION	0	0	3,757	-16
rt10	**INCOME TAXES**	**43,505**	**100**	**58,385**	**100**
rt32	INCOME TAX	44,689	103	68,398	117
rt33	DEFERRED INCOME TAX	-1,184	-3	-10,013	-17

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	26,743	33,878

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**327,142**	**141,836**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	-175,008	34,438
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**152,134**	**176,274**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-57,197	-82,827
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**94,937**	**93,447**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	-88,669	-83,190
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	468
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-88,669**	**-82,722**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**271**	**-7,172**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	6,539	3,553
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	125,724	73,243
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**132,263**	**76,796**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**-175,008**	**34,438**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	26,743	33,878
c41	+ (-) OTHER ITEMS	-201,751	560
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-57,197**	**-82,827**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-174,733	89,011
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-65,069	-191,555
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-50,013	27,934
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	139,245	69,575
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	93,373	-77,792
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**-88,669**	**-83,190**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	-88,669	-83,190
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**468**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	468
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**271**	**-7,172**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	271	-4,666
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-2,506
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.16		$ 0.81	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.89		$ 1.36	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 0.00		$ 0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	2.81	times	2.68	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.96	times	15.24	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	21.13	%	9.92	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	21.68	%	17.61	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.82	%	11.95	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	2.65	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.41	times	1.34	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	4.51	times	3.16	times
p08	INVENTORIES TURNOVER (**)	4.57	times	3.79	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	45	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.75	%	11.23	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.62	%	43.01	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.60	times	0.75	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.59	%	8.26	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.78	%	36.84	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	5.53	times	8.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.75	times	3.12	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.54	times	2.08	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.50	times	1.16	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.23	times	1.11	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	15.33	%	7.11	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.82	%	12.33	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-3.69	%	-5.80	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	2.70	times	3.30	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	100.57	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-0.00	%	-0.57	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.00	%	65.06	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO
HERDEZ.

April 23, 2008.

Dear Board Members:

This is Herdez Del Fuerte's first quarter of operation, a period in which we determined synergies without disruptions in our companies' daily processes.

Our goals at this stage were successfully completed despite the current challenging business environment, as we witnessed during the first three months of the year an unprecedented price increase in commodities globally, derived from a rising demand and the consequent inventory draw down.

Total consolidated net sales for the quarter ended March 31, 2008 totaled $1,548 million, an increase of 8.4% due to strong performance in all categories, as well as the incorporation of Herdez Del Fuerte. In this period, domestic sales of pastas, coffee, mayonnaise, ketchup, tuna, tomato puree and home-style sauces stood out.

Exports reached $173 million due to the inclusion of La Victoria in the United States, representing 11% of total sales in comparison with 8% obtained during the same period last year.

Cost of sales increased 14% resulting from higher raw materials' prices, mainly tuna and vegetable oils, as well as by a different sales mix. This, combined with a pricing policy that was effective at the end of the quarter, caused a gross margin erosion of approximately three percentage points.

Operating expenses as a percentage of net sales remained constant, representing 22.9 per cent. Operating income and EBITDA were $195 and $221 million respectively, 17% less than the prior year due to production costs' increases.

We recorded a $196 million pesos non-recurring net gain in the quarter derived from the creation of Herdez Del Fuerte and other provisions. Considering this non-cash item, net income rose to $281 million.

As of the Company's financial situation, net debt was $820 million, $41 million less than the amount recorded in December 31, 2007. As a result of the creation of Herdez Del Fuerte, the Company's net book value rose 16% from $4.59 to $5.33 pesos per share, while the debt-with-cost to total-shareholders'-equity ratio decreased from 0.40 to 0.32 times.

Without doubt, the creation of a great portfolio of brands in Mexico and the United States combined with a solid operating platform across Herdez Del Fuerte, gives us tools to thoroughly face the challenges that may arise.

Throughout the year, we will work quickly to capture part of the synergies from this integration in order to continue on the path of profitable growth.

In the lives of great companies there is a need to put long-term goals before short-term, referring in particular to the pressure in quarterly operating margins, situation that should decrease throughout the year via greater operating efficiencies and the effectiveness of our pricing policy.

Sincerely

Hector Hernandez-Pons Torres.
Chairman and Chief Executive Officer

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

POR ACUERDO DE ACCIONISTAS CELEBRADO EL 21 DE DICIEMBRE DE 2007, LA COMPAÑIA CONTRIBUYO DIVERSAS SUBSIDIARIAS QUE CONFORMABAN ESENCIALMENTE EL NEGOCIO DE MARCAS PROPIAS DE GRUPO HERDEZ, S.A.B. DE C.V. Y SUBSIDIARIAS A UN NEGOCIO CONJUNTO DENOMINADO HERDEZ DEL FUERTE, S.A. DE C.V. (HDF), DETENTANDO UN CONTROL COMPARTIDO CON GRUPO KUO, S.A.B. DE C.V., QUIEN APORTO SU LINEA DE ALIMENTOS ENVASADOS.
ESTE NEGOCIO INICIO OPERACIONES EFECTIVAMENTE EL 1o. DE ENERO DE 2008, COMPLETANDO LAS APORTACIONES DE NEGOCIOS DE AMBOS SOCIOS Y RESULTANDO EN UN 50% DE PARTICIPACION POR PARTE DE LA COMPAÑIA.

A PARTIR DE ESA FECHA, HDF SE INCLUYE EN LA INFORMACION FINANCIERA CONSOLIDADA DE LA COMPAÑIA SIGUIENDO EL METODO DE CONSOLIDACION PROPORCIONAL, SEGUN LA NORMA INTERNACIONAL DE CONTABILIDAD 31 (NIC 31), QUE ES DE APLICACION SUPLETORIA PARA LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:

A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES,PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS:

HERMARCAS, S.A. DE C.V.	100%
HERPORT, S.A. DE C.V.	50%
YAVAROS INDUSTRIAL, S.A. DE C.V.	100%
HORMEL ALIMENTOS, S.A. DE C.V.	50%
MC CORMICK DE MEXICO, S.A. DE C.V.	50%
BARILLA MEXICO, S.A. DE C.V.	50%
HERDEZ EUROPA	97%
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	100%
ARPONS, S.A. DE C.V.	100%
ALIMENTOS HP, S.A. DE C.V.	100%
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	100%
QUICOLOR DE MÉXICO, S.A. DE C.V.	100%
INMOBILIARIA ENNA, S.A. DE C.V.	100%
PROMOTORA HERCAL, S.A. DE C.V.	100%
HERDEZ DEL FUERTE, S.A. DE C.V.	50%

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, Y CUMPLEN CABALMENTE, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS.

LOS ESTADOS FINANCIEROS CONSOLIDADOS FUERON AUTORIZADOS PARA SU EMISIÓN EL 23 DE ABRIL DE 2008 POR EL LIC. HÉCTOR HERNÁNDEZ PONS TORRES Y EL C.P. ERNESTO RAMOS ORTIZ.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.

A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS NOMINALES PARA EL PERIODO ENERO-MARZO DE 2008 Y EN PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007 PARA EL PERIODO ENERO-MARZO DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 31 DE MARZO DE 2008 Y DE 2007, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.
LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION. EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 31 DE MARZO DE 2008 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE

AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

L)A PARTIR DEL 1o. DE ENERO DE 2008, LA COMPAÑIA MODIFICO LA CLASIFICACION EN EL ESTADO DE RESULTADOS DE ALGUNOS CONCEPTOS QUE SE PRESENTABAN DENTRO DEL RENGLON DE GASTOS DE OPERACION Y CON ESTE CAMBIO SE PRESENTAN DENTRO DEL COSTO DE VENTA O COMO REDUCCION A LAS VENTAS. ESTE CAMBIO ATIENDE A LAS NECESIDADES DE HOMOLOGACION CON LOS DISTINTOS SOCIOS EN LOS NEGOCIOS CONJUNTOS EN DONDE PARTICIPA LA COMPAÑIA. EL ESTADO DE RESULTADOS POR EL PRIMER TRIMESTRE DE 2007 QUE SE PRESENTA PARA FINES COMPARATIVOS, INCLUYE LA RECLASIFICACION DE ESTOS CONCEPTOS.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

CONCEPTO	CTO DE ADQUIS	DEPREC ACUMULADA	REVALUAC	DEPREC POR REVAL	VALOR EN LIBROS
INMUEBLES	480,807	188,447	262,018	147,829	406,549
MAQUINARIA	961,466	572,782	391,079	268,141	511,622
EQ. DE TRANSP	34,670	22,375	18,888	17,103	14,080
EQ. DE OFICINA	37,645	24,060	17,605	15,521	15,669
EQ. DE COMPUTO	61,931	47,396	9,050	9,863	13,722
EQ. DE PESCA	479,994	295,275			184,719
OTROS	3,960	911	1,090	178	3,961
Total Depr	2,060,473	1,151,246	699,730	458,635	1,150,322
Activos No Depr					
TERRENOS	101,169		140,265		241,434
CONST PROC	90,752				90,752
Total No Depr	191,921		140,265		332,186
TOTAL	2,252,394	1,151,246	839,995	458,635	1,482,508

NOTA 4. PASIVO CONTINGENTE.
LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.
EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.
LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.
EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

Concepto	Total
Capital Social	961,898
Prima en venta de acciones	220,959
Reserva Legal	130,507
Resultados acumulados	470,589
Rva. p/adquis de accs propias	229,489
Efecto acumulado por conversión	(8,041)
Resultado de ejericicio	281,297
Total	2,286,698

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.
DURANTE 2008 LA COMPAÑÍA COLOCÓ 6,000 ACCIONES POR $95 Y LLEVÓ A CABO LA RECOMPRA DE 20,000 ACCIONES POR UN IMPORTE DE $300.

NOTA 7. RESULTADO INTEGRAL DE FINANCIAMIENTO.

CONSOLIDADO	
INTERESES PAGADOS	35,189
PERDIDA EN CAMBIOS	(2,669)
INTERESES GANADOS	6,841
TOTAL	(25,679)

NOTA 8. IMPUESTOS DIFERIDOS.
EL RESULTADO FISCAL DIFIERE DEL RESULTADO CONTABLE DEBIDO A LAS DIFERENCIAS DE CARÁCTER TEMPORAL Y PERMANENTE, ÉSTAS ÚLTIMAS ORIGINADAS BÁSICAMENTE POR EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE DIFERENTES BASES Y A LOS GASTOS NO DEDUCIBLES.

LOS EFECTOS ACUMULADOS AL 31 DE MARZO FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(1,184)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	108,906

NOTA 9. RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMULADO	FACTOR	MENSUAL	ACUMULADO
Abr-07	21,387	21,387	1.0277	21,979	21,979
May-07	29,462	50,849	1.0328	30,428	52,407

Jun-07	42,305	93,154	1.0315	43,638	96,045
Jul-07	17,423	110,577	1.0272	17,897	113,942
Ago-07	20,398	130,975	1.0230	20,867	134,809
Sep-07	4,456	135,431	1.0151	4,523	139,332
Oct-07	33,347	168,778	1.0112	33,720	173,053
Nov-07	43,162	211,940	1.0041	43,339	216,392
Dic-07	2,529	214,469	1.0000	2,529	218,921
Ene-08	221,958	436,427	1.0000	221,958	440,879
Feb-08	30,786	467,213	1.0000	30,786	471,665
Mar-08	26,561	493,774	1.0000	26,561	498,226

AL 31 DE MARZO DEL 2008, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DOLARES	OTRAS MONEDAS	TOTAL
ACTIVO	6,619	3,041	9,660
PASIVO	5,930	45	5,975
POSICION NETA	689	2,996	3,685

AL 31 DE MARZO DEL 2008 Y 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	2008	2007
INVENTARIOS	18,191	3,985
MAQUINARIA Y EQUIPO	85,226	118,287
TOTAL	103,416	122,272

EL TIPO DE CAMBIO AL 31 DE MARZO DE 2008 Y 2007 FUE DE $10.6987 Y $11.0507 RESPECTIVAMENTE.

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.
LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	1,375,195	173,400	1,548,595
UTILIDAD (PÉRDIDA) DE OPER	172,789	21,787	194,576
UTILIDAD NETA	249,799	31,498	281,297
DEPRECIACIÓN Y AMORTIZACIÓN	23,749	2,994	26,743
EBITDA	196,537	24,782	221,319
ACTIVOS TOTALES	4,208,212	530,619	4,738,831
PASIVOS TOTALES	1,538,212	199,629	1,782,841

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Alimentos HP, S.A. de C.V.	Arrendamiento de inmuebles	6,000	100.00
Barilla México, S.A. de C.V.	Producción y distribución de pastas alim	117,748,096	50.00
Comercial de Finanzas Netesa, S.A. de C.V.	Arrendamiento de inmuebles	35,153,858	100.00
Hermarcas, S.A. de C.V.	Uso, explotación y adquisición de marcas	25,459,860	100.00
Hormel Alimentos, S.A. de C.V.	Importación de productos alimenticios	1,000,000	50.00
Inmobiliaria Enna, S.A. de C.V.	Arrendamiento de inmuebles	3,234,382	100.00
McCormick de México, S.A. de C.V.	Producción de alimentos envasados	450,000,000	50.00
Promotora Hercal, S.A. de C.V.	Arrendamiento de inmuebles	961,000	100.00
Quicolor de México, S.A. de C.V.	Arrendamiento de inmuebles	6,989,288	100.00
Sociedad de D.A. HP, S.A. de C.V.	Producción agropecuaria, forestal	4,550,000	100.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	33,281,111	100.00
Herport, S.A. de C.V.	Sociedad naviera	25	50.00
Herdez Del Fuerte, S.A. de C.V.	Tenedora de empresas productoras	2,300,050	50.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
BBVA BANCOMER	NOT APPLIED		31/03/2010	9.70	0	18,889	14,167	9,444	0	0						
BBVA BANCOMER	NOT APPLIED		30/11/2010	8.5925	0	25,000	18,750	25,000	0	0						
BBVA BANCOMER	NOT APPLIED		27/09/2010	8.4925	0	33,333	25,000	25,000	0	0						
INBURSA	NOT APPLIED		17/12/2010	8.8300	0	0	0	460,000	0	0						
INBURSA	NOT APPLIED		14/03/2008	8.9312	0	0	0	220,000	0	0						
INBURSA	NOT APPLIED		29/04/2008	8.84	0	25,000	0	0	0	0						
COMERICA	NOT			Prime -1.75							0	52,853	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
OTHER																
TOTAL BANKS					0	102,222	57,917	739,444	0	0	0	52,853	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 01 YEAR: 2008

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED				0	514,992	0	0	0	0						
VARIOS	NOT										0	10,433	0	0	0	0
TOTAL SUPPLIERS					0	514,992	0	0	0	0	0	10,433	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	98,357										
OTROS PASIVOS											0	638				
TOTAL					0	98,357	0	0	0	0	0	638	0	0	0	0
TOTAL GENERAL					0	715,571	57,917	739,444	0	0	0	63,824	0	0	0	0

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	6,619	70,814	3,041	32,534	103,348
LIABILITIES POSITION	5,930	63,443	45	481	63,924
SHORT-TERM LIABILITIES POSITION	5,930	63,443	45	481	63,924
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	689	7,371	2,996	32,053	39,424

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr Mayonesas, Mostazas, Mermeladas y	16,145	81.00
Planta SLP El Duque	Fabr Mayonesas, Mostazas, Tés	10,070	65.00
Planta SLP Industrias	Fab Moles, Salsas, Frutas, Jugos	11,949	57.00
Planta SLP Barilla	Fabr de Pastas	11,406	96.00
Planta Chiapas	Enlatado de Atún	1,716	85.00
Centro de Distribución México	Distribución de productos del Grupo	15,911	68.00
Centro de Distribución Chihuah	Distribución de productos del Grupo	2,132	69.00
Centro de Distribución SLP	Distribución de productos del Grupo	36,078	51.00
Centro de Distribución Guadal	Distribución de productos del Grupo	7,990	25.00
Centro de Distribución Mérida	Distribución de productos del Grupo	3,129	58.00
Centro de Distribución Tijuana	Distribución de productos del Grupo	2,858	63.00
Centro de Distribución Monterr	Distribución de productos del Grupo	4,321	56.00
Centro de Distribución Puebla	Distribución de productos del Grupo	7,460	51.00
Centro de Distribución Tepo	Distribución de productos del Grupo	9,717	38.00
Mochis (Santa Rosa)	Producción de tomate	9,240	60.00
Mochis (La Corona)	Vegetales, salsas	6,660	55.00
Revolución	Vegetales y salsas en envase Tetra	3,270	19.00
Mazatlán	Atún	1,875	63.00
Oaxaca	Café	2,016	80.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
Frasco	Compañía Vidriera, Crisa Libbe			0
Aceite de Soya	Cargill de México, Ragasa Indu			0
Semolina	Harinera Seis Hermanos, Munsa			0
Lomo de Atún	Unicord Public, ISA Value			0
Etiqueta	Litoplas			0
Yema de Huevo	Alimentos de la Granja, Avibel			0
Cartón	Artigraf			0
Bobina	Tetrapak			0
Chiles Jalapeños	Producc propia y mercado libre			0
Tomate fresco	Producc propia y mercado libre			0
Envases de cartón	Tetrapak			0
Latas	Envases de Sinaloa			0
Aceite de maíz	CP Ingredientes			0
Azúcar	Cargill, Compañia Panamericana			0
Maiz dulce	Aguilares, SPR			0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Salsas y Aderezos	3,951	731,344	0	Herdez, Doña Maria,	Walmart, Comercial M
Jugos, Frutas y Post	743	111,153	0	Herdez, Doña Maria,	Walmart, Comercial M
Vegetales	1,645	189,340	0	Herdez, Del Fuerte,	Walmart, Comercial M
Carnes y Mariscos	457	145,143	0	Herdez, Nair,	Walmart, Comercial M
Pastas y Salsas para	2,711	183,058	0	Barilla, Yemina, Ves	Walmart, Comercial M
Varios	49	15,157	0		
FOREIGN SALES					
Salsas y Aderezos	1,035	173,400	0	Herdez, Doña Maria,	
	0	0	0		
	0	0	0		
	0	0	0		
TOTAL		1,548,595			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **01** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Salsas y Aderezos	1,035	173,400	EU, Canadá, CentroAm	Herdez, Doña María,	
FOREIGN SUBSIDIARIES					

TOTAL	173,400	

NOTES

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
	0	0	43,200,000	385,159,763	278,091,872	150,267,891	43,227	385,405
TOTAL			43,200,000	385,159,763	278,091,872	150,267,891	43,227	385,405

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,359,763

NOTES

SEC
Mail Processing
Section

MAY 12 2008

Washington, DC
100

Mayo 5 de 2008.

GRUPO
HERDEZ.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
06 MAY 2008 001066
SUBDIRECCIÓN DE ADMINISTRACION DE VALORES Y EMISORAS

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera a que se hace referencia corresponde a las cifras dictaminadas del 4to. trimestre del 2007 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Area Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**4,628,272**	**100**	**4,725,605**	**100**
s02	**CURRENT ASSETS**	**2,309,308**	**50**	**2,184,674**	**46**
s03	CASH AND SHORT-TERM INVESTMENTS	125,724	3	73,244	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	931,748	20	962,482	20
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	253,875	5	221,490	5
s06	INVENTORIES	930,826	20	801,137	17
s07	OTHER CURRENT ASSETS	67,135	1	126,321	3
s08	**LONG-TERM**	**92,700**	**2**	**107,363**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	92,700	2	107,363	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,823,532**	**39**	**2,054,616**	**43**
s13	LAND AND BUILDINGS	988,416	21	1,015,057	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,793,401	39	1,788,946	38
s15	OTHER EQUIPMENT	250,101	5	456,889	10
s16	ACCUMULATED DEPRECIATION	1,293,565	28	1,282,160	27
s17	CONSTRUCTION IN PROGRESS	85,179	2	75,884	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**381,435**	**8**	**351,162**	**7**
s19	**OTHER ASSETS**	**21,297**	**0**	**27,790**	**1**
s20	**TOTAL LIABILITIES**	**2,003,927**	**100**	**2,143,147**	**100**
s21	**CURRENT LIABILITIES**	**1,073,115**	**54**	**1,100,969**	**51**
s22	SUPPLIERS	470,787	23	445,528	21
s23	BANK LOANS	318,251	16	333,790	16
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	116,349	6	141,308	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	167,728	8	180,343	8
s27	**LONG-TERM LIABILITIES**	**668,333**	**33**	**815,940**	**38**
s28	BANK LOANS	668,333	33	815,940	38
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**262,479**	**13**	**226,238**	**11**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,624,345**	**100**	**2,582,458**	**100**
s34	**MINORITY INTEREST**	**610,697**	**23**	**666,090**	**26**
s35	**MAJORITY INTEREST**	**2,013,648**	**77**	**1,916,368**	**74**
s36	**CONTRIBUTED CAPITAL**	**1,182,871**	**45**	**1,182,602**	**46**
s79	CAPITAL STOCK	961,912	37	961,643	37
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	8	220,959	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**830,777**	**32**	**733,766**	**28**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,482,720	133	3,284,047	127
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-2,651,943	-101	-2,550,281	-99
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**125,724**	**100**	**73,244**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	125,724	100	73,244	100
s07	**OTHER CURRENT ASSETS**	**67,135**	**100**	**126,321**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	67,135	100	126,321	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**381,435**	**100**	**351,162**	**100**
s48	DEFERRED EXPENSES (NET)	288,361	76	233,403	66
s49	GOODWILL	93,074	24	94,726	27
s51	OTHER	0	0	23,033	7
s19	**OTHER ASSETS**	**21,297**	**100**	**27,790**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	21,297	100	27,790	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**1,073,115**	**100**	**1,100,969**	**100**
s52	FOREIGN CURRENCY LIABILITIES	101,987	10	78,674	7
s53	MEXICAN PESOS LIABILITIES	971,128	90	1,022,295	93
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**167,728**	**100**	**180,343**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	5,416	3	12,224	7
s68	PROVISIONS	78,301	47	120,641	67
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	84,011	50	47,478	26
s27	**LONG-TERM LIABILITIES**	**668,333**	**100**	**815,940**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	75,222	9
s60	MEXICAN PESOS LIABILITIES	668,333	100	740,718	91
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**262,479**	**100**	**226,238**	**100**
s66	DEFERRED TAXES	211,724	81	176,909	78
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	50,755	19	49,329	22
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,912**	**100**	**961,643**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,646	45	428,377	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,266	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**3,482,720**	**100**	**3,284,047**	**100**
s93	LEGAL RESERVE	130,506	4	113,408	3
s43	RESERVE FOR REPURCHASE OF SHARES	229,681	7	225,640	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,817,407	81	2,599,777	79
s45	NET INCOME FOR THE YEAR	305,126	9	345,222	11
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-2,651,943**	**100**	**-2,550,281**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-2,651,943	100	-2,550,281	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,236,193	1,083,705
s73	PENSIONS AND SENIORITY PREMIUMS	66,564	38,547
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,560	2,675
s76	WORKERS (*)	2,317	2,857
s77	OUTSTANDING SHARES (*)	428,373,763	428,104,763
s78	REPURCHASED SHARES (*)	3,626,237	3,895,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**6,597,212**	**100**	**6,349,955**	**100**
r02	COST OF SALES	3,975,525	60	3,767,862	59
r03	**GROSS PROFIT**	**2,621,687**	**40**	**2,582,093**	**41**
r04	GENERAL EXPENSES	1,736,603	26	1,660,327	26
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**885,084**	**13**	**921,766**	**15**
r08	OTHER INCOME AND (EXPENSE), NET	-3,670	0	-19,712	0
r06	COMPREHENSIVE FINANCING RESULT	-95,948	-1	-84,546	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	18,481	0	9,871	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**803,947**	**12**	**827,379**	**13**
r10	INCOME TAXES	181,934	3	248,815	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**622,013**	**9**	**578,564**	**9**
r14	DISCONTINUED OPERATIONS	-105,109	-2	-19,034	0
r18	**NET CONSOLIDATED INCOME**	**516,904**	**8**	**559,530**	**9**
r19	NET INCOME OF MINORITY INTEREST	211,778	3	214,308	3
r20	**NET INCOME OF MAJORITY INTEREST**	**305,126**	**5**	**345,222**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**6,597,212**	**100**	**6,349,955**	**100**
r21	DOMESTIC	6,144,096	93	5,812,173	92
r22	FOREIGN	453,116	7	537,782	8
r23	TRANSLATED INTO DOLLARS (***)	40,814	1	46,428	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-3,670**	**100**	**-19,712**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	9,448	-257	-6,957	35
r34	EMPLOYEES' PROFIT SHARING EXPENSES	13,118	-357	12,755	-65
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-95,948**	**100**	**-84,546**	**100**
r24	INTEREST EXPENSE	126,443	-132	113,169	-134
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7,719	-8	15,561	-18
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,486	-2	-4,078	5
r28	RESULT FROM MONETARY POSITION	21,290	-22	17,140	-20
r10	**INCOME TAXES**	**181,934**	**100**	**248,815**	**100**
r32	INCOME TAX	181,847	100	258,930	104
r33	DEFERRED INCOME TAX	87	0	-10,115	-4

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	8,231,881	6,897,348
r37	TAX RESULT FOR THE YEAR	649,454	860,590
r38	NET SALES (**)	6,597,212	6,349,955
r39	OPERATING INCOME (**)	885,084	921,766
r40	NET INCOME OF MAJORITY INTEREST (**)	305,126	345,222
r41	NET CONSOLIDATED INCOME (**)	516,904	559,530
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	118,921	119,685

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2007

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**1,910,206**	**100**	**1,827,069**	**100**
rt02	COST OF SALES	1,194,893	63	1,101,417	60
rt03	**GROSS PROFIT**	**715,313**	**37**	**725,652**	**40**
rt04	GENERAL EXPENSES	457,636	24	432,836	24
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**257,677**	**13**	**292,816**	**16**
rt08	OTHER INCOME AND (EXPENSE), NET	2,534	0	-10,745	0
rt06	COMPREHENSIVE FINANCING RESULT	-26,876	-1	-15,807	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,570	0	-2,146	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**239,905**	**13**	**264,118**	**14**
rt10	INCOME TAXES	45,354	2	85,247	5
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**194,551**	**10**	**178,871**	**10**
rt14	DISCONTINUED OPERATIONS	-57,316	-3	-7,803	0
rt18	**NET CONSOLIDATED INCOME**	**137,235**	**7**	**171,068**	**9**
rt19	NET INCOME OF MINORITY INTEREST	56,888	3	71,327	4
rt20	**NET INCOME OF MAJORITY INTEREST**	**80,347**	**4**	**99,741**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**1,910,206**	**100**	**1,827,069**	**100**
rt21	DOMESTIC	1,781,436	93	1,709,039	94
rt22	FOREIGN	128,770	7	118,030	6
rt23	TRANSLATED INTO DOLLARS (***)	11,792	1	9,815	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**2,534**	**100**	**-10,745**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	6,037	238	-4,867	45
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	3,503	138	5,878	-55
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-26,876**	**100**	**-15,807**	**100**
rt24	INTEREST EXPENSE	37,792	-141	29,856	-189
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,749	-10	5,049	-32
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-520	2	2,137	-14
rt28	RESULT FROM MONETARY POSITION	8,687	-32	6,863	-43
rt10	**INCOME TAXES**	**45,354**	**100**	**85,247**	**100**
rt32	INCOME TAX	21,669	48	48,606	57
rt33	DEFERRED INCOME TAX	23,685	52	36,641	43

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	24,378	26,160

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**516,904**	**559,530**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	163,476	123,950
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**680,380**	**683,480**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-86,611	60,664
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**593,769**	**744,144**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	-163,146	43,561
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-357,185	-654,217
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-520,331**	**-610,656**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-20,958**	**-95,444**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	52,480	38,044
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	73,244	35,200
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**125,724**	**73,244**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**163,476**	**123,950**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	118,921	124,172
c41	+ (-) OTHER ITEMS	44,555	-222
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-86,611**	**60,664**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	2,692	6,208
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-129,689	62,142
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	22,232	-89,226
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	25,260	89,441
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	-7,106	-7,901
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**-163,146**	**43,561**
c23	+ BANK FINANCING	0	87,173
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	-163,146	-43,612
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-357,185**	**-654,217**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	-361,494	-623,320
c32	+ PREMIUM ON ISSUANCE OF SHARES	4,309	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	-30,897
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-20,958**	**-95,444**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	22,437	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-29,476	-91,686
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-13,919	-3,758
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.71		$	0.80	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.45		$	1.34	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.25		$	0.04	
d08	CARRYNG VALUE PER SHARE	$	4.70		$	4.48	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.26		$	0.94	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		3.40	times		2.62	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		22.46	times		14.54	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	7.84	%	8.81	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	15.15	%	18.02	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	11.17	%	11.84	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	104.71	%	123.90	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	4.12	%	3.06	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.43	times	1.34	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	3.62	times	3.09	times
p08	INVENTORIES TURNOVER (**)	4.27	times	4.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	47	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.45	%	10.60	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.30	%	45.35	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.76	times	0.83	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.09	%	7.18	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	36.65	%	39.71	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	7.00	times	8.15	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.29	times	2.96	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.15	times	1.98	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	times	1.26	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.15	times	1.02	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	11.72	%	6.65	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.31	%	10.76	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-1.31	%	0.96	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	4.70	times	6.58	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	31.35	%	-7.13	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	68.65	%	107.13	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	140.64	%	96.06	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

February 21, 2008

Dear Board Members:

Year 2007 represented a very important period for Grupo Herdez: we concluded the first phase of the operating reorganization which started more than three years ago, and we formed Herdez Del Fuerte. With these actions we established foundations to maximize the strategic potential of our brand portfolio and we consolidated our leadership, despite short term challenges we might face.
During the fourth quarter of 2007, Grupo Herdez?s total net sales rose 4.5% reaching $1,910.2 million pesos. Cost of sales continued pressured by increases in the prices of commodities, affecting operating results.
In this last quarter, Grupo Herdez registered $57.3 million derived from discontinued operations, leading to a $19.4 million decline in net majority income.
In relation to the whole year 2007, total net sales increased 3.9% totaling $6,597.2 million, a new record, while gross profit margin declined one percentage point caused by the aforementioned increases in costs. This effect was partially compensated by higher operating efficiencies.
Operating income and EBITDA were both reduced four percent, totaling $885.1 and $1,004.0 million, respectively. The transfer of Ensenada production lines to San Luis Potosi, and the sale of Yavaros led to a charge in results of $105.1 million, mostly non-cash. Therefore, net income during the year was of $305.1 million pesos.
As of December 31, 2007, consolidated net debt was of $860.9 million, less than one time consolidated full-year EBITDA.
It is important to highlight that despite extraordinary charges for discontinued operations, return on majority equity was 15.5%, while pre-tax return on consolidated employed capital continued to be 24.1 percent.
During 2008 the business environment will face great challenges, among them the economic performance of the United States and the general increase in the prices of commodities, standing out grains, edible oils, energy and metals, among others.
Grupo Herdez is not immune to these situations. Nevertheless, I consider that we are in better conditions than in the past to face these challenges, from a financial perspective and with greater relevance: forging alliances.

This year we will particularly focus our efforts in three directions:

I) the successful integration of Herdez Del Fuerte;
II) the prudent risk management of commodities; and
III) an efficient pricing policy.

These three actions, combined with the sound operating base we have, will allow us to face the future in an efficient way and with a clear and firm strategic vision.

Sincerely,

Héctor Hernández-Pons Torres
President and Chief Executive Officer

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:

A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES,PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS:

HERDEZ, S.A. DE C.V.	100%
GRUPO BUFALO, S.A. DE C.V.	100%
MIEL CARLOTA, S.A. DE C.V.	100%
HERDEZ CORPORATION	50%
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	100%
HERSEA, S.A. DE C.V.	100%
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	100%
HERDEZ MARCAS, S.L.V.	100%
HERMARCAS, S.A. DE C.V.	100%
CORPORATIVO CINCO, S.A. DE C.V.	100%
CAMPOMAR, S.A. DE C.V.	100%
HERPORT, S.A. DE C.V.	100%
HERSAIL, S.A. DE C.V.	100%
HERVENTA, S.A. DE C.V.	100%
YAVAROS INDUSTRIAL, S.A. DE C.V.	100%
HORMEL ALIMENTOS, S.A. DE C.V.	50%
MC CORMICK DE MEXICO, S.A. DE C.V.	50%
BARILLA MEXICO, S.A. DE C.V.	50%
HERDEZ EUROPA	97%
ALMACENADORA HERPONS, S.A. DE C.V.	100%
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	100%
ARPONS, S.A. DE C.V.	100%
ALIMENTOS HP, S.A. DE C.V.	100%
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	100%
QUICOLOR DE MÉXICO, S.A. DE C.V.	100%
INMOBILIARIA ENNA, S.A. DE C.V.	100%
PROMOTORA HERCAL, S.A. DE C.V.	100%

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, Y CUMPLEN CABALMENTE, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007.

LOS ESTADOS FINANCIEROS CONSOLIDADOS FUERON AUTORIZADOS PARA SU EMISIÓN EL 11 DE FEBRERO DE 2008 POR EL LIC. HÉCTOR HERNÁNDEZ PONS TORRES Y EL C.P. ERNESTO RAMOS ORTIZ.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.

A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 31 DE DICIEMBRE DE 2007 Y DE 2006, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION,LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.
LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION. EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 31 DE DICIEMBRE DE 2007 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE

LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

INMUEBLES	383,254	91,073	292,181	322,142	172,014	442,309
MAQUINARIA	805,479	353,987	451,492	806,629	470,671	787,450
EQ.TRANSP.	45,628	24,841	20,787	39,000	34,635	25,152
EQ.OFNA.	47,104	24,277	22,827	34,588	30,278	27,137
EQ.COMPUTO	63,387	47,784	15,603	15,381	16,512	14,472
EQ. DE PESCA	181,293	26,441	154,852	0	0	154,852
OTROS	3,960	879	3,081	1,053	173	3,961
TOTAL	1,530,105	569,282	960,823	1,218,793	724,283	1,455,333
Activos ND						
TERRENOS	127,005		127,005	156,015		283,020
CONST.EN PROC	85,179		85,179			85,179
TOTAL	212,184		212,184	156,015		368,199
TOTAL	1,742,289	569,282	1,173,007	1,374,808	724,283	1,823,532

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,646	533,266	961,912
PRIMA EN VTA DE ACCIONES	43,571	177,388	220,959
RESERVA LEGAL	75,100	55,406	130,506
RESULTADOS ACUMULADOS	1,664,382	1,153,026	2,817,408
RVA P/ ADQ DE ACCS PROP	47,410	182,270	229,680
EXC (INSUF) EN LA ACT DEL CAP	(2,651,943)		(2,651,943)
RESULTADO DEL EJERCICIO	305,126	0	305,126
TOTAL	2,564,235	(550,58[illegible])	2,013,648

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2007 LA COMPAÑÍA COLOCÓ 661,400 ACCIONES POR $9,881 Y LLEVÓ A CABO LA

RECOMPRA DE 392,400 ACCIONES POR UN IMPORTE DE $5,572.

NOTA 7. RESULTADO INTEGRAL DE FINANCIAMIENTO.

ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:	CONSOLIDADO
INTERESES PAGADOS	126,443
INTERESES GANADOS	7,719
UTILIDAD (PÉRDIDA)CAMBIARIA	1,486
RESULTADO POR POSICIÓN MONETARIA	21,290
TOTAL	(95,948)

NOTA 8. IMPUESTOS DIFERIDOS.
EN 2007 GRUPO HERDEZ INDIVIDUAL DETERMINÓ UNA UTILIDAD FISCAL DE $64,584, LA CUAL FUE AMORTIZADA EN SU TOTALIDAD CON PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR DE EJERCICIOS ANTERIORES Y UNA PÉRDIDA FISCAL POR ($49,732) EN 2006. CON BASE EN SUS PROYECCIONES FINANCIERAS Y FISCALES, LA EMPRESA DETERMINÓ QUE EL IMPUESTO QUE ESENCIALMENTE PAGARÁ EN EL FUTURO SOBRE BASES INDIVIDUALES Y CONSOLIDADAS SERÁ EL ISR, Y HA RECONOCIDO ISR DIFERIDO.
EL RESULTADO FISCAL DIFIERE DEL RESULTADO CONTABLE DEBIDO A LAS DIFERENCIAS DE CARÁCTER TEMPORAL Y PERMANENTE, ÉSTAS ÚLTIMAS ORIGINADAS BÁSICAMENTE POR EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE DIFERENTES BASES Y A LOS GASTOS NO DEDUCIBLES.

LOS EFECTOS ACUMULADOS AL 31 DE DICIEMBRE FUERON:

EN RESULTADOS:	EN LA PROVISIÓN DE IMPUESTOS	87
EN EL PASIVO:	EN IMPUESTOS DIFERIDOS	211,724

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
ENE-07	23,468	23,468	1.0322	24,224	24,224
FEB-07	23,498	46,966	1.0293	24,186	48,410
MAR-07	36,799	83,765	1.0271	37,796	86,206
ABR-07	21,387	105,152	1.0277	21,979	108,186
MAY-07	29,462	134,614	1.0328	30,428	138,614
JUN-07	42,305	176,919	1.0315	43,638	182,251
JUL-07	17,423	194,342	1.0272	17,897	200,148
AGO-07	20,398	214,740	1.0230	20,867	221,015
SEP-07	4,456	219,196	1.0151	4,523	225,539
OCT-07	33,347	252,543	1.0112	33,720	259,259
NOV-07	43,162	295,705	1.0041	43,339	302,598
DIC-07	2,528	298,233	1.0000	2,528	305,126

AL 31 DE DICIEMBRE DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	6,598	2,503	9,101
PASIVOS MONETARIOS	9,353	0	9,353
POSICIÓN NETA	(2,755)	2,503	(252)

AL 31 DE DICIEMBRE DEL 2007 Y 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	2007	2006
INVENTARIOS	9,758	4,345
MAQUINARIA Y EQUIPO	118,882	118,287
TOTAL	128,316	122,632

EL TIPO DE CAMBIO AL 31 DE DICIEMBRE DE 2007 Y 2006 FUE DE $10.90 Y $10.87 RESPECTIVAMENTE.

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	6,144,096	453,116	6,597,212
UTILIDAD (PÉRDIDA) DE OPERACIÓN	824,294	60,790	885,084
UTILIDAD NETA	284,169	20,957	305,126
DEPRECIACIÓN Y AMORTIZACIÓN	110,753	8,168	118,921
EBITDA	935,047	68,958	1,004,005
ACTIVOS TOTALES	4,290,153	316,391	4,606,544
PASIVOS TOTALES	1,846,056	136,143	1,982,199

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Herdez, S.A. de C.V.	Producción de alimentos envasados	7,187,831,830	100.00
Compañía Comercial Herdez, S.A. de C.V.	Comercialización de productos aliment	19,472,642	100.00
McCormick de México, S.A. de C.V.	Producción de alimentos envasados	450,000,000	50.00
Grupo Búfalo, S.A. de C.V.	Producción de alimentos envasados	105,000,063	100.00
Miel Carlota, S.A. de C.V.	Prod de miel de abeja	135,000,000	100.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	83,281,111	100.00
Hormel Alimentos, S.A. de C.V.	Importación de prods alimenticios	1,000,000	50.00
Almacenadora Herpons, S.A. de C.V.	Almacenes y bodegas	120,500	100.00
Alimentos Deshidratados del Bajío, S.A. de C.V.	Prod de vegetales deshidratados	5,388,187	100.00
Hersea, S.A. de C.V.	Pesca y comerc de prods del mar	233,560	100.00
Barilla México, S.A. de C.V.	Importación de pastas y salsas p	117,748,096	50.00
Campomar, S.A. de C.V.		2,301,000	100.00
Corporativo Cinco, S.A. de C.V.		6,065	100.00
Herventa, S.A. de C.V.		50	100.00
Hersail, S.A. de C.V.		7,860	100.00
Hermarcas, S.A. de C.V.		25,495,860	100.00
Alimentos HP, S.A. de C.V.		6,000	100.00
Comercial de Finanzas Netesa, S.A. de C.V.		35,153,858	100.00
Herport, S.A. de C.V.		50	50.00
Inmobiliaria Enna, S.A. de C.V.		3,234,834	100.00
Promotora Hercal, S.A. de C.V.		961,000	100.00
Quicolor de México, S.A. de C.V.		6,989,288	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 04 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
BBVA Bancomer	NOT APPLIED		31/03/2010	9 7		18,890	18,889	9,444	0	0						
BBVA Bancomer	NOT APPLIED		30/11/2010	9 75		25,000	25,000	25,000	0	0						
BBVA Bancomer	NOT APPLIED		27/09/2010	8 54		33,333	33,333	25,000	0	0						
BBVA Bancomer	NOT APPLIED		11/03/2008	8 22		100 000	0	0	0	0						
Inbursa	NOT APPLIED		17/12/2010	8 83		0	0	460,000	0	0						
Bancomext	NOT APPLIED		18/03/2009	9 95		43,333	21,667	0	0	0						
BBVA Bancomer	NOT APPLIED		01/11/2010	8 84		25,000	25,000	25,000	0	0						
Bancomext	NOT		19/12/2008	6 20								72,695	0	0	0	0
OTHER																
	NOT APPLIED					0	0	0	0	0						
TOTAL BANKS					0	245,556	123,889	544,444	0	0	0	72,695	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 04 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED INFORMATION **CONSOLIDATED**

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Varios Proveedores	NOT APPLIED					442,783	0	0	0	0						
Varios Proveedores	NOT											28,004	0	0	0	0
TOTAL SUPPLIERS					0	442,783	0	0	0	0	0	28,004	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED					0	0	0	0	0						
	NOT											0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Varios	NOT APPLIED					166,440										
Varios												1,288				
TOTAL					0	166,440	0	0	0	0	0	1,288	0	0	0	0
TOTAL GENERAL					0	854,779	123,889	544,444	0	0	0	101,887	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**6,598**	**71,946**	**2,503**	**27,293**	**99,239**
LIABILITIES POSITION	**9,353**	**101,987**	**0**	**0**	**101,987**
SHORT-TERM LIABILITIES POSITION	9,353	101,987	0	0	101,987
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-2,755**	**-30,041**	**2,503**	**27,293**	**-2,748**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

EL TIPO DE CAMBIO UTILIZADO FUE DE $10.9043 POR DOLAR AMERICANO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,165,611	3,548,921	383,310	0.01	1,998
FEBRUARY	3,083,217	3,472,924	389,707	0.01	1,076
MARCH	3,130,473	3,505,768	375,294	0.01	806
APRIL	3,073,801	3,447,407	373,606	0.01	-229
MAY	3,019,464	3,426,652	407,188	-.01	-2,040
JUNE	3,375,224	3,850,146	474,922	0.01	583
JULY	3,292,254	3,877,024	584,771	0.01	2,511
AUGUST	3,340,516	3,957,054	616,537	0.01	2,521
SEPTEMBER	3,321,106	3,872,537	551,430	0.01	4,340
OCTOBER	3,422,973	3,894,798	471,825	0.01	1,833
NOVEMBER	3,557,983	4,190,372	632,389	0.01	4,525
DECEMBER	2,857,378	3,294,286	436,907	0.01	1,831
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					1,535
TOTAL					21,290

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

•

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr may, most, jugos y mermeladas	14,000	78.00
Planta SLP McCormick Duque	Fabr may, mostaza, tes	5,000	82.00
Planta SLP Industrias	Fabr moles, salsas, frutas, jugos	19,260	60.00
Planta SLP Barilla Duque	Fabr Pastas	2,170	85.00
Planta Ensenada	Fabr Salsas y Aceitunas	800	80.00
Planta Yavaros	Enlatado de Sardinas	1,000	60.00
Planta Chiapas	Enlatado de Atún	1,000	80.00
Centro Distr México	Distr prods Herdez, Doña María, McCormick	17,272	95.00
Centro Distr Chihuahua	Distr prods Herdez, Doña María, McCormick	3,300	90.00
Centro Distr SLP	Distr prods Herdez, Doña María, McCormick	6,420	90.00
Centro Distr Guadalajara	Distr prods Herdez, Doña María, McCormick	4,843	90.00
Centro Distr Mérida	Distr prods Herdez, Doña María, McCormick	1,600	90.00
Centro Distr Tijuana	Distr prods Herdez, Doña María, McCormick	4,355	90.00
Centro Distr Monterrey	Distr prods Herdez, Doña María, McCormick	3,204	90.00
Centro Distr Puebla	Distr prods Herdez, Doña María, McCormick	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
Vaso	Vitrocrisa			2.24
Cartón	Envases y empaques de México			1.24
Etiqueta	Litoplas			1.76
Tapa	Alucaps Mexicana			1.81
Bote	Fábrica de Envases del Pacific			6.30
Frasco	Compañla Vidriera S.A. de C.V.			8.76
Semolina	Harinera Seis Hermanos			4.60
Tetrapak	Tetrapak			1.00
Yema de huevo	Avibel de México			1.16
Corrugado	Empaques de Cartón Titán			3.76
Aceite de Soya	Ragasa Ind y Cargill de México			8.92

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **04** YEAR: **2007**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Salsas y Aderezos	18,277	3,339,276	0	Hdz, DM, Bufalo, Mc	Walmart
Jugos, Frutas y Post	5,387	718,903	0	Herdez, Carlota	Comercial Mex
Vegetales	3,809	588,971	0	Herdez	Soriana
Mariscos y Carnes	2,347	668,326	0	Herdez	ISSSTE
Pastas y salsas	10,771	703,867	0	Barilla	
Varios	148	124,753	0	Herdez	
FOREIGN SALES					
Salsas y Aderezos	3,258	394,107	0		
Jugos, Frutas y Post	86	13,334	0		
Vegetales	386	36,601	0		
Mariscos y Carnes	27	5,944	0		
Varios	35	3,130	0		
TOTAL		6,597,212			

SALES DISTRIBUTION BY PRODUCT

AUDITED INFORMATION

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
FOREIGN SUBSIDIARIES					
TOTAL		0			

NOTES

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2007**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0	0	43,200,000	385,173,763	278,091,872	150,281,891	43,227	385,419
TOTAL			43,200,000	385,173,763	278,091,872	150,281,891	43,227	385,419

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,373,763

NOTES

END